Mail Stop 6010

November 21, 2007

Lawrence D. Stern
Chairman and Chief Executive Officer
Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

> **Re:** **Talecris Biotherapeutics Holdings Corp.**
> **Registration Statement on Form S-1, Amendment 3**
> **Filed November 13, 2007**
> **File No. 333-144941**

Dear Mr. Stern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Subsequent Events, page 53

1. We note the customer dispute and the discussions with the FDA and the European regulatory authorities. Please include a new risk factor addressing this issue. The risk factor should address the risks regarding the product in Europe. It should also address the risks associated with the product in the United States unless the

FDA has informed you that it does not intend to take any action, in which case you should state in the filing that they have so informed you.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation, page 61

2. Please refer to your response to prior comment three. Your response appears to indicate that the valuation specialist used both the market and income approach to determine "enterprise value" for the December 2006, February 2007, and July 2007 grants. The specialist then considered three "enterprise value allocation" methods, the current-value method, the option-pricing method, and the probability-weighted expected return method and determined that the probability-weighted expected return method was the most appropriate method. Your current disclosure and the Valuation Memo appear to state that the probability-weighted expected return method was used to estimate fair value of the company (enterprise value) and not the income or market approaches, as described in your response and in Chapter 6 of the AICPA Practice Aid. Also, your explanation of the method for allocating enterprise value between common and preferred stock does not appear to be consistent with the enterprise value allocation methods described in Chapter 10 of the AICPA Practice Aid. Consistent with your response, please disclose the methodology used to determine "enterprise value" at each grant date. Clarify, if true, that the probability-weighted expected return method was used to allocate enterprise value or advise us further.

3. We acknowledge your response to comment four that you will respond when the IPO price range has been established. We will finalize our evaluation of the issues incorporated in this comment at that time.

Non-GAAP Financial Measure, page 99

4. We acknowledge your revisions in response to prior comment one, particularly your justification for use of the non-GAAP financial measure, Adjusted EBITDA, to enhance comparability between Predecessor and Successor periods. However, we continue to believe that your disclosure does not adequately explain how use of this non-GAAP financial measure complies with Item 10 of Regulation S-K. In particular, you have not adequately justified why the elimination of interest, income taxes and depreciation as well as non-cash equity compensation expense and non-core operations is meaningful to investors. As you state on page 103, "certain items that we eliminate in calculating Adjusted EBITDA have been significant to our business and are expected to recur in the future." As we stated in our first letter, we believe that material recurring items such as interest expense, income taxes and depreciation should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP financial measure.

Please provide a revised explanation and quantification of Adjusted EBITDA that includes elimination of only those amounts that are non-recurring, infrequent or unusual, which are not reasonably likely to recur within two years or where there was not a similar charge or gain within the prior two years. Please refer to Item 10(e) (ii) (B) of Regulation S-K and the Answer to Question 8 of the Non-GAAP FAQ.

Consolidated Financial Statements

5. Please update your financial statements as required by Rule 3-12 of Regulation S-X.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:　Gerard S. Difiore
　　　Aron Izower
　　　Reed Smith LLP
　　　599 Lexington Avenue
　　　New York, New York 10022